Snipp Acquires Ziploop Inc. a Leading Machine Learning and Artificial

Intelligence Based Promotions, Loyalty and Influencer Marketing App

TORONTO, Sept. 18, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has acquired substantially all of the assets of Ziploop, Inc., a Delaware corporation (“Ziploop”), consisting primarily of Ziploop’s proprietary intellectual property assets (the “Acquisition”). The acquired intellectual property provides an intelligent learning platform that when added to Snipp’s existing receipt processing platform, will result in a smarter, faster and more robust technology suite.

By combining the two platforms, Snipp will increase its lead as the #1 receipt capture provider in the loyalty space, improving its ability to roll out larger format loyalty programs that feature a greater variety of programs. The intelligent learning components of the Acquisition are particularly important, because this new technology will increase Snipp’s capabilities in analyzing user purchasing behavior, accelerating the Company’s ability to monetize this data and improve the effectiveness of client programs. Snipp’s growing list of Fortune 500 customers and brands have shown strong interest in gaining access to the Company’s massive and ever-growing database, which tracks not only client product purchases, but also additional items on each captured receipt. This snapshot contains valuable consumer data not available from any other source.

The purchase price of the Acquisition is US$500,000 (CAN$654,175) which has been paid in full by the issuance of 10,510,562 common shares (the “Shares”) at a price of CAN$0.062 per share. The Shares will be subject to a six-month hold period. The acquisition is cost neutral for the Company and on the revenue side Snipp will inherit all of Ziploop’s existing contracts, along with the potential to re-engage prior Ziploop clients. The assets acquired by Snipp for example will also enable the Company as part of its foray into new markets, to launch programs for manufacturers, retailers and dispensaries to acquire and retain key influencers who are becoming the bedrock of how new products are discovered and sampled by younger generations of shoppers. This is a ground breaking solution especially in industries where marketing and advertising services are severely restricted by law, for example in the Alcohol, Pharmaceutical and Cannabis industries or in industries like Beauty & Electronics where recommendations and research play a key role in the path to purchase.

“We are excited by this acquisition, primarily because we are gaining a brilliant platform built with state of the art technology. Snipp will not be adding any material costs in terms of infrastructure or its headcount, so this acquisition will be cost neutral for us” said Atul Sabharwal, CEO of Snipp. “This is one of those rare opportunities, where technology became available that can open new doors, while also enhancing our ability to better service our existing customer base. In particular, we are excited by the influencer marketing and machine learning capabilities of the platform, giving us next generation capabilities and increasing our lead as the top provider in our space. As we incorporate these new features into our product mix, we anticipate a very positive reaction from our existing clients and look forward to growing the new relationships that this Acquisition will bring.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.